Hypo Real Estate
HOLDING

Hypo Real Estate Holding AG
Group Corporate Office
Martina Peterhofen
Unsoeldstrasse 2
80538 Muenchen
Germany

RECEIVED
2004 JUL -7 P 4:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No.
82-34748

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

04035350

June 30, 2004

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Martina Peterhofen
Head of Group Corporate Office

Enclosures

(1) June 28, 2004: Press Release: Dittmar Hagedorn to leave the managing board at Württembergische Hypothekenbank

(2) June 18, 2004: Press Release: Lars Lücking has been appointed Head of Real Estate Valuation at Hypo Real Estate Bank International, Dublin

(3) June 22, 2004: Disclosure pursuant to § 25 (1) and (2) of the German Securities Act re: Morgan Stanley & Co. International Limited, published in German language in the Wiener Zeitung on June 25, 2004 and in the Börsen-Zeitung on June 30, 2004.

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

dlw 7/8

RECEIVED
2004 JUL -7 P 4:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Württemberger
Hypo

Rule 12g3-2(b) File No.
82-34748

Press release

Dittmar Hagedorn to leave the managing board at Württembergische Hypothekenbank

Stuttgart 28.6.2004: Dr. Dittmar Hagedorn (53) is to leave the managing board of Württembergische Hypothekenbank ("Württemberger Hypo") for personal reasons on 30.6.2004. He was responsible for international business, accounting, controlling and planning and also for the legal division. These divisions will now be headed by managing board spokesman Dr. Paul Eisele until further notice.

Dr. Hagedorn has been a member of the managing board of the bank since May 2001. After his studies of legal science and a Ph.D. on the integration of European banking markets, he commenced his professional career in 1980 as a management assistant at Bayerische Vereinsbank. Between 1985 and 1988, he was a delegate of Bayerische Vereinsbank at Crédit du Nord in Paris. As head of department, he assumed responsibility in 1988 for setting up "International real estate financing". In January 1994, he was appointed to the managing board of Nürnberger Hypothekenbank AG.

Press contact:

Württemberger Hypo
Ronald Vetter
Fon: +49 (0)711 2096 251
Fax + 49 (0)711 2096 304
E-Mail: ronald.vetter@wuertt-hyp.de

Press release

Lars Lücking has been appointed Head of Real Estate Valuation at Hypo Real Estate Bank International, Dublin

Dublin/Munich, June 18th 2004: Lars Lücking (34) has been appointed Head of Real Estate Valuation at Hypo Real Estate Bank International in Dublin. He is responsible for providing internal advice to the sales and credit units concerning international real estate markets and is also responsible for organizing the process of valuing real estate and real estate portfolios to be financed. His responsibilities cover also the research, in other words market and location analyses, and organizing the monitoring of project developments to be financed. He reports directly to Frank Lamby, Chief Risk Officer (CRO) and member of the bank's executive board.

Lücking is a Diplomkaufmann (graduate businessman), real estate economist and chartered surveyor (MRICS); he studied management at the University of Hamburg and real estate economics at the ebs Immobilienakademie in Oestrich-Winkel. He commenced his professional career in 1996 with the auditing company KPMG in Frankfurt/Main, where he worked in the "Corporate Finance – Real Estate" department until the year 2000. Before joining Hypo Real Estate Bank International, Lücking worked as an expert in the real estate valuation and consulting division of HypoVereinsbank, Munich, where he was responsible for analyzing and valuing international real estate and real estate portfolios. Lücking is a co-author of the book "Property and Market Rating", which was published in February 2004 by the Rudolf Müller-Verlag.

Hypo Real Estate Bank International, Dublin
Hypo Real Estate Bank International, Dublin, is a member of the Hypo Real Estate Group (HREG), one of Europe's largest providers of commercial real estate financing. The group consists of the non-operational listed holding company and three operational business units.

Hypo Real Estate Group
Presseabteilung
Unsöldstr. 2
80538 München

Besides Hypo Real Estate Bank International with headquarters in Dublin, these are: Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG, Munich, Germany.

Press contact:
Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Disclosure pursuant to § 25 (1) and (2) of the German Securities Trading Act [*Wertpapierhandelsgesetz, WpHG*]

In a letter dated June 22, 2004 and received on June 23, 2003, Morgan Stanley & Co. International Limited, 20 Cabot Square, Canary Wharf, London E14 4 QW sent the following notification to Hypo Real Estate Holding Aktiengesellschaft pursuant to § 21 of the Securities Trading Act:

"Notification pursuant to § 21 of the Securities Trading Act [*WpHG*]

Pursuant to § 21 (1) of the Securities Trading Act [*WpHG*] we hereby notify you of the following:

On June 18, 2004 our share of voting rights in Hypo Real Estate Holding AG in Munich (the "Company") exceeded the 5% threshold. According to the information available to us, the total number of voting rights stemming from shares issued by the Company was 130,433,775 at that time. Our voting rights at that time totalled 7,696,019, corresponding to 5.90%."

Hypo Real Estate Holding AG
Management Board